October 30, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Safety Shot, Inc.
Form S-3 (as amended)
File No. 333- 282315

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Safety Shot, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Time on November 1, 2024, or as soon as practicable thereafter.

Very truly yours,

Safety Shot, Inc.

By:	/s/ Jarrett Boon
Jarrett Boon
Chief Executive Officer